Exhibit 1.1

AMENDMENT NO. 1 TO

OPEN MARKET SALE AGREEMENT

November 1, 2012

This Amendment No. 1 (“Amendment No. 1”) amends that certain Open Market Sale Agreement, dated as of November 4, 2009 (the “Agreement”), by and among Gladstone Commercial Corporation (the “Company”), Gladstone Commercial Limited Partnership (the “Operating Partnership”) and Jefferies & Company, Inc., as sales agent and/or principal (the “Agent”). Defined terms used herein and not otherwise defined shall have the meaning assigned to such terms in the Agreement.

WITNESSETH THAT:

WHEREAS, Section 8(i) of the Agreement permits the Company, the Operating Partnership and the Agent to amend the Agreement;

WHEREAS, the Company and the Operating Partnership reaffirm and restate all of the representations and warranties of the Company and the Operating Partnership included in the Agreement as of the date hereof; and

WHEREAS, the Company, the Operating Partnership and the Agent now desire to amend the Agreement as provided herein.

NOW, THEREFORE, in consideration of the premises the Company, the Operating Partnership and the Agent agree as follows:

1. Section 1(a) of the Agreement is amended such that the definition of “Agency Period” shall now read as follows:

“Agency Period” means the period commencing on the Effective Date and expiring on the earliest to occur of (x) the date on which the Agent shall have placed the Maximum Program Amount pursuant to this Agreement, (y) the date this Agreement is terminated pursuant to Section 7 and (z) the fifth anniversary of the Effective Date.

2. Section 1(a) of the Agreement is amended such that the definition of “Registration Statement” shall now read as follows:

“Registration Statement” means Registration Statement as defined in Section 2(a) of the Agreement as well as the Registration Statement of the Company on Form S-3 (File No. 333-169290), any Registration Statement filed under Section 4(v) of the Agreement or any other successor registration statement registering the issuance and sale by the Company of the Shares under the Securities Act.

3. Section 3(d)(xi) of the Agreement is amended and restated in its entirety as set forth below:

(xi) all reasonable costs and out-of-pocket expenses of the Agent (in addition to the $150,000 in fees and expenses of the Agent’s legal counsel previously paid by the Company to the Agent under the Agreement), promptly upon receipt of an invoice therefor (including, without limitation, the reimbursable fees and expenses of Agent’s legal counsel), in connection with the engagement contemplated hereunder, provided, however, that such reimbursable costs and out-of-pocket expenses incurred in connection with Amendment No. 1 shall not exceed: (1) $35,000 in connection with establishing Amendment No. 1 of the Agreement and the first Issuance Notice delivered by the Company after the date of Amendment No. 1, plus (2) an additional $20,000 in connection with each subsequent Issuance Notice delivered by the Company during the Agency Period after a Triggering Event, unless waived in writing by the Agent.

4. Section 3(b)(vi) of the Agreement is supplemented and amended to add after the second to last sentence thereof the following:

In addition, during the Agency Period, the Company shall not directly or indirectly offer to sell, contract or agree to sell any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, whether through any agent other than the Agent or otherwise, in each case without giving the Agent at least five (5) Business Days’ prior written notice specifying the nature and date of such proposed transaction. If notice of a proposed transaction is provided by the Company, the Agent may suspend activity of the transactions contemplated by any Issuance Notice for such period of time as may be requested by the Company or as may be deemed appropriate by the Agent.

5. Section 4(o)(D)(W) and Section 8(d) of the Agreement are amended such that the references to “Cooley Godward Kronish LLP” shall be replaced with “Bass, Berry & Sims PLC” and copies of any communications delivered to the Company or the Operating Partnership as contemplated pursuant to Section 8(d) of the Agreement shall be delivered to Bass, Berry & Sims PLC, 100 Peabody Place, Suite 900, Memphis, Tennessee 38103-3672, Facsimile: (888) 789-4123, Attention: Helen W. Brown.

6. All references to “NASDAQ Global Market” in the Agreement are replaced with “NASDAQ Global Select Market.”

7. Section 8(i) of the Agreement is supplemented and amended such that this Amendment No. 1 and the Agreement, as amended hereby, constitute the entire agreement of the parties and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof and thereof.

8. This Amendment No. 1 shall be deemed effective on the date on which each of the following conditions has been satisfied: (i) the execution and delivery of this Amendment No. 1 by the parties hereto and (ii) the conditions specified in Section 3(a)(ii)(B) of the Agreement are satisfied.

9. Except as amended hereby, the Agreement as now in effect is ratified and confirmed hereby in all respects. For the avoidance of doubt, this Amendment No. 1 and all of its provisions shall be deemed to be a part of the Agreement, as amended hereby.

10. This Amendment No. 1 shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Amendment No. 1 or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court, as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.

[Signature page follows.]

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company and the Operating Partnership the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,

GLADSTONE COMMERCIAL CORPORATION

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Chief Executive Officer

GLADSTONE COMMERCIAL LIMITED PARTNERSHIP

By:	GCLP Business Trust II, its general partner

By:	/s/ David Gladstone
Name:	David Gladstone
Title:	Trustee

By:	/s/ Danielle Jones
Name:	Danielle Jones
Title:	Trustee

The foregoing Agreement is hereby confirmed and accepted by the Agent in New York, New York as of the date first above written.

JEFFERIES & COMPANY, INC.

By:	/s/ Michael A. Bauer
	Name:	Michael A. Bauer
	Title:	Managing Director